E-Mail:    gcarney@spectrumlawgroup.com
File No.:  10081.01

June 27, 2006

VIA FACSIMILE & EDGAR

Ms. Tangela Richtor
United States
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Mail Stop 0304

Re:	GL Energy and Exploration, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 21, 2006
File No. 000-31032

Dear Ms. Richtor:

On behalf of our client, GL Energy and Exploration, Inc., a Delaware corporation (“GL Energy”), we are filing herewith an Amendment No. 1 (the “Amendment”) to GL Energy’s Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on April 21, 2006 (the “Information Statement”). The Amendment has been prepared in response to the comments of the staff delivered by way of it letter dated May 9, 2006 (the “Comment Letter”). Set forth below are GL Energy’s responses to the staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

General

1.	We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing the reverse stock split.

Response: We note the Commission’s comment.

Information Concerning the Action by Written Consent

Tangela Richtor United States Securities and Exchange Commission June 27, 2006 Page 2

Shareholders Entitled to Vote, page 1

2.
We note that you state that as of April 24, 2006 there were 64,882,042 shares of common stock outstanding and 23,980 shares of Series A Preferred Stock outstanding, and that the holders of each class are entitled to one vote per share. You also state that there are 664,382,042 votes outstanding voting together as a single class. Please advise.

Response: Per Section 5 of GL Energy’s Certificate of Designations, Preferences and Rights of Series A Preferred Stock, the voting rights for holders of Series A Preferred Stock are as follows:

“5. Voting Rights. Each holder of outstanding shares of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible (as adjusted from time to time pursuant to Section 1(f)), at each meeting of such shareholders of the Company (and written actions of shareholders in lieu of meetings) with respect to any and all matters presented to the shareholders of the Company for their action or consideration. Except as provided by law, by the provisions of Sections 7 and 8, or by the provisions establishing any other series of Preferred Stock, holders of the Series A Preferred Stock and holders of any other outstanding series of Preferred Stock shall vote together with the holders of Common Stock as a single class.”

The disclosure as written regarding the voting rights of the series A preferred stock should have read “Holders of our Series A preferred stock are entitled to on vote per share of common stock on an as converted basis.” The Conversion Rate for the Series A Preferred Stock set forth under Section 1(c) is as follows:

“(c) Conversion Rate. Then number of shares of Common Stock issuable upon conversion of each Preferred Share pursuant to Section 1(b) shall be determined by dividing the Stated Value by the Conversion Price”

The Stated Value is $1,000 and the Conversion Price is $0.04. As such, each share of Series A Preferred Stock converts into 25,000 shares of Common Stock. As such, the 23,980 shares of series A preferred stock are entitled to 599,500,000 votes.

Tangela Richtor United States Securities and Exchange Commission June 27, 2006 Page 3

We have added the proper disclosure as to the voting rights of the series A preferred as well as the number of votes they are entitled to on these matters.

Consents Required, page 1

3.
You state that the reincorporation requires the consent of the holders of a majority of the common and the Series A Preferred Stock voting as a single class. This information statement appears to involve an amendment to the charter of the company to change its name and complete a reverse stock split. Please revise or advise. In addition, in the previous section, you indicated that the matters described in the information statement required the approval of the holders of the common and preferred stock voting together as a single class, and also the holders of the preferred stock voting separately. Please revise or advise.

Response: The disclosure in this paragraph has been revised to state that the “Charter Amendment” requires the consent of the holders of a majority of the shares of common stock and Series A Preferred Stock voting together as a single class. The statement in the above paragraph stating that the vote of the series A preferred stockholders voting as a separate class being required has been deleted.

4.
You indicate that on May 5, 2006 you received written consents from holders “of the voting rights with respect to at least 22,500,000 shares of common stock” and “...holders of the 599,500,000 voting rights with respect to 23,980 shares of our series A preferred stock....” Please identify the shareholders who have provided their consent and the number of shares held by them.

Response: David Michery and Kent Puckett are the stockholders who have provided their written consent for the actions taken. The breakdown of their common stock holdings and voting rights per their ownership of series A preferred stock are as follows:

Stockholder	Common Shares Held	Voting Rights Per Ownership of Series A Preferred Stock	Total Voting Rights
David Michery	20,295,000	540,750,000 (1)	561,045,000
Kent Puckett	2,205,000	58,750,000 (2)	60,995,000
Total:	22,500,000	599,500,000	622,000,000

Tangela Richtor United States Securities and Exchange Commission June 27, 2006 Page 4

(1)	Based on 21,630 shares of series A preferred stock held by Mr. Michery.
(2)	Based on 2,350 shares of series A preferred stock held by Mr. Puckett.

We have disclosed in the Amendment Messrs. Michery and Puckett as the stockholders approving the matters contained therein and have directed attention to the stockholders table for a detailed description of their ownership.

Common Stock Ownership of Certain Beneficial Owners and Management, page 2

5.	Please explain why Marcus Sanders is listed on the table when he does not appear to own any stock.

Response: Marcus Sanders is an executive officer GL Energy, serving as their Chief Operating Officer and General Counsel. We have added footnote disclosure stating the positions held by each officer/director of GL Energy.

6.	We note that footnote 3 to the table refers to a 1-for-35 reverse split. Please update this disclosure.

Response: We have updated the disclosure as requested.

Proposal 1

Reasons for the Reverse Stock Split, page 3

7.
You state that after giving effect to the acquisition, without the reverse stock split, the total number of shares outstanding, including shares issuable upon conversion of the Series A Preferred Stock, would be 665,882,042. Please state the amount of common stock that is outstanding prior to conversion of the Series A Preferred Stock.

Response: The requested disclosure has been included. In addition, we fixed a typographical error relating to the number of shares outstanding.

Tangela Richtor United States Securities and Exchange Commission June 27, 2006 Page 5

8.
You state that one reason for the reverse stock split is that since the company is authorized to issue 100,000,000 shares of common stock, in order to satisfy the conversion terms of the preferred stock you would need to increase your authorized common stock or effectuate the reverse split. Given that you have indicated that the preferred stock will automatically convert into common stock before the reverse split, please state how the company will have enough shares of authorized common stock to effectuate the conversion. Please also discuss the events that trigger the convertibility of the preferred stock.

Response: Section 1(a)(iii) of the Certificate of Designation defined Mandatory Conversion Date as “the day immediately preceding the effective date of a 1 for 35 reverse split of the Company’s Common Stock.” Given the Board’s decision to change the size of the reverse split to a 1 for 74, this provision is no longer applicable. However, the holders of the Series A Preferred Stock have issued irrevocable conversion notices pursuant to which they have agreed to convert all of their Series A Preferred Stock immediately following effectiveness of the reverse split and the disclosure has been amended accordingly.

Effects of Reverse Stock Split, page 4

9.
Disclose in a table or other similar format the number of shares of your common stock that will be: (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized but unreserved as a result of the adoption of the reverse stock split. We note that you have included textual disclosure regarding some of this information. You should also discuss the dilutive effects of the reverse stock split on your current shareholders.

Response: The requested disclosure has been included.

10.
As you note, the reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please disclose, and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time. In this regard, confirm, if true, that the additional shares are not necessary to accomplish the merger with American Southwest Music.

Tangela Richtor United States Securities and Exchange Commission June 27, 2006 Page 6

Response: GL Energy’s management is currently seeking attractive equity or debt financing arrangements, but there are currently no proposals or arrangements, written or otherwise to issue additional shares of their common stock at this time. This disclosure has been included in the Amendment. In addition, we have included disclosure stating that the additional shares of common stock available pursuant to the reverse split were not required for our recent transaction with American Southwest Music Distribution.

11.	Please state whether there are other provisions of your articles, bylaws, employment agreements or credit agreements have material antitakeover consequence. If not, please so state.

Response: We have included disclosure regarding GL Energy’s “blank check” preferred stock and its ability to make takeovers more difficult and less likely. Otherwise, there are no provisions of GL Energy’s articles, bylaws, employment agreements or credit agreements which have material antitakeover consequence. We have included such disclosure in the Amendment.

Stock Certificates and Fractional Shares, page 4

12.	Please provide the name and address of the transfer agent.

Response: The requested disclosure has been included.

On behalf of GL Energy, please be advised that GL Energy has endeavored to respond fully to each of the staff’s comments. We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner. Further, GL Energy acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Tangela Richtor United States Securities and Exchange Commission June 27, 2006 Page 7

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the staff has any further comments relating to the Information Statement or the Amendment. You can contact the undersigned at (949) 679-9560. Thank you in advance for your courtesy and cooperation.

Very truly yours,

SPECTRUM LAW GROUP, LLP

/s/ Gregory R. Carney

Gregory R. Carney

cc: David Michery